

Towngas
The Hong Kong and China Gas Company Limited

03 MAY 13 AM 7:21

30 April 2003

Our ref : CS



03050858

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Avenue
Washington DC 20549
USA

BY REGISTERED MAIL

SUPPL

Dear Sirs

File No. 82-1543
The Hong Kong And China Gas Company Limited

We have pleasure in submitting to you a copy of the newspaper advertisement on 30 April 2003 in respect of the poll results of the Company's Annual General Meeting of 29 April 2003 for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934.

Thank you for your attention.

Yours sincerely

Gabriel Li
Corporate Services Manager

GL/pl

Encl

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE ASIAN WALL STREET JOURNAL 30 April, 2003

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

ANNUAL GENERAL MEETING – 29TH APRIL 2003
POLL RESULTS

The Hong Kong and China Gas Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 29th April 2003 as follows:

	RESOLUTIONS	NO. OF VOTES (%)	
		FOR	AGAINST
1.	To receive and consider the statement of accounts for the year ended 31st December 2002 and the reports of the Directors and Auditors thereon	3,036,102,870 (99.999%)	17,860 (0.001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend	3,042,899,091 (100.000%)	4,945 (0.000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(I).	To re-elect Dr. Lee Hon Chiu as Director	3,022,148,861 (99.491%)	15,462,164 (0.509%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(II).	To re-elect Dr. The Hon. David Li Kwok Po as Director	3,021,694,523 (99.480%)	15,784,991 (0.520%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration	3,035,687,978 (99.935%)	1,960,284 (0.065%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5.	To approve each Director's fee and the additional fee for the Chairman	3,035,854,864 (99.954%)	1,391,653 (0.046%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6(I).	To approve the general mandates to the Directors for the issue of shares and repurchase of shares	3,018,980,629 (99.367%)	19,244,341 (0.633%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6(II).	To authorise the Board of Directors to allot, issue or otherwise deal with additional shares equal to the number of shares repurchased under Resolution 6(I)	3,018,496,097 (99.374%)	19,003,232 (0.626%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 30th April 2003



Towngas
The Hong Kong and China Gas Company Limited